July 12, 2011

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Winthrop Realty Trust
Form 10-K Fiscal Year Ended December 31, 2010
Filed March 16, 2011, File No. 001-06249
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 6, 2011, File No. 001-06249

Dear Mr. Woody:

We are responding to your comment letter dated June 20, 2011, to Thomas Staples Chief Financial Officer of Winthrop Realty Trust (the “Trust”) relating to the reports referenced above.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K Fiscal Year Ended December 31, 2010

General

1.
In future Exchange Act periodic reports, please include capitalization rates for material acquisitions and/or dispositions of properties. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Response:

If such information is material to an investor’s understanding of our performance or exclusion of the information would be misleading, we will include disclosure of capitalization rates (including definitions of, and explanations for, the rates provided) in future Exchange Act periodic reports if and to the extent such information is material or would otherwise enhance investors’ understanding of our performance.

Loan Assets Page 7

2.
In future Exchange Act periodic reports, please disclose the weighted average yield on your assets and the weighted average borrowing costs, including related hedging costs. In addition, please include disclosure regarding historical trends in your finance margin.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 12, 2011

Response:

In future filings, for those loan assets for which we expect repayment at maturity we will disclose the weighted average yield. In certain instances, we acquire loan assets for which we do not expect repayment, but rather expect to ultimately hold an equity interest.  In these instances we will disclose that based upon our expectation that the underlying collateral will ultimately be acquired in lieu of the loan asset being satisfied, their weighted average yield is not a meaningful metric.  To the extent any loan assets are directly financed we will disclose the weighted average borrowing costs, including related hedging costs and to the extent relevant, trends in finance margins.

Loan Assets Page 7

3.	Please advise us how management assesses the credit risk of its MBS and non-MBS portfolio, including internal risk ratings, LTV metrics, watch lists or similar measures. We may have further comment.

Response:

Management believes the credit quality of CMBS and other real estate related non-MBS assets to be dependent on the credit quality of the underlying mortgage loans, which is a function of multiple factors including but not limited to:

•	the principal amount of loans relative to the value of the related properties;
•	the mortgage loan terms (e.g. amortization and remaining term);
•	market assessment and geographic location;
•	construction quality and economic utility of the property; and
•	the creditworthiness of the tenants and borrowers.

We attempt to actively manage and maintain the credit quality of our portfolio by structuring and repositioning investments to improve the quality and yield on managed investments. When investing in higher leverage transactions, we use guidelines and standards developed and employed by senior management, including the underwriting of collateral performance and valuation, reviewing the creditworthiness of the equity investors, securing additional forms of collateral and developing strategies to effect repayment. If defaults occur, we employ our asset management resources to mitigate the severity of any losses, if any, and seek to optimize the recovery from assets in the event that we foreclose upon them.

MBS

Management performs analysis, including review of (i) the performance of the loans and collateral underlying the securities, (ii) the estimated value of the collateral supporting such loans, and (iii) local, industry, and broader economic trends and factors.

An Asset Summary Report is compiled quarterly and contains one-page summaries for each MBS and  provides current information including interest rate, maturity, debt service coverage ratio, and the various layers of debt for each property that collateralize each MBS. The Trust’s Investment Review Committee (“IRC”), consisting of the President, Chief Financial Officer and other members of senior management reviews the  fair value and looks beyond current credit ratings and market yields, to evaluate in detail the quality and performance of the underlying collateral.  The Trust evaluates all securities for which the fair value has declined to an amount below the amortized cost basis of the security to determine whether such declines represent other-than-temporary impairment.  The Trust performs this evaluation in accordance with the guidance of ASC 320-10-35-33A through 35-33I to determine whether declines in fair value result from credit degradation or market yield fluctuation.  The Trust measures the amount of any other-than-temporary impairment in accordance with the guidance of ASC 320-10-35-34A through 35-34F.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 12, 2011

Non-MBS

The Trust evaluates impairment on its loan portfolio on an individual basis and has developed a loan grading system for all of its outstanding loans that are collateralized directly or indirectly by real estate. Grading categories include debt yield, debt service coverage ratio, length of loan, property type, loan type, and other more subjective variables that include property or collateral location, market conditions, industry conditions, and sponsor’s financial stability.  The IRC reviews each category and assigns an overall numeric grade for each loan to determine the loan’s risk of loss and to provide a threshold for the determination of whether a specific allowance analysis is necessary. A loan’s grade of credit quality is determined quarterly.

All loans with a positive score do not require a loan loss allowance. Any loan graded with a neutral score or “zero” is subject to further review of the collectability of the interest and principal based on current conditions and qualitative factors to determine if impairment is warranted.  Any loan with a negative score is deemed impaired as defined by ASC 310-10-35-16.  For impaired loans, management then measures the specific impairment of each loan based on the fair value of the collateral less costs to sell in accordance with ASC 310-10-35-22.

The IRC estimates impairment by calculating the estimated fair value of the underlying collateral based on the present value of expected future cash flows less costs to sell, and comparing the fair value to the Trust’s recorded investment in the loan. If the fair value is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The allowance for each loan is maintained at a level the Trust believes is adequate to absorb losses.

Item 2 – Properties, page 22

4.
In future Exchange Act periodic reports, please present average effective rental revenue per square foot taking into account any tenant concessions or abatements for your operating properties. Also please provide a definition of average rental revenue per square foot within your filing.

Response:

As disclosed on pages 28-37, amounts presented under the column captioned “2010 Rental Revenues for Leases Expiring” reflect the rents less concessions and abatement being billed to our tenants during 2010. This data reflects effective rents that our tenants are paying during the year ended December 31, 2010.  In light of your comment, however, in future Exchange Act periodic reports including this disclosure, we will footnote the amounts disclosed to clarify the rental revenues are contractual amounts billed less concessions and any abatements and will disclose revenue per square foot.

Operating Properties – Multi-Tenant, page 28

5.
We note your tables regarding lease expirations for each of your multi-tenant operating properties. In future Exchange Act periodic reports, please also present your lease expiration information on a portfolio basis.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 12, 2011

Response:

In future filings we will present lease expiration information on a portfolio basis for our multi-tenant operating properties.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

6.	Please advise us whether you consider FFO, NOI and same-store NOI to be key performance measures.

Response:

We recognize the Commission’s emphasis that companies should identify and discuss key performance indicators that their management uses to manage their businesses and that would be material to investors.  In this regard, management generally considers a number of financial metrics to be useful measures for reviewing our comparative operating and financial performance including, among other items, net income, segment NOI, FFO and liquidity but does not consider any one of them in and of themselves a key performance measure.

Historically, the Trust has not included funds from operations, or FFO, in our MD&A or, more generally, in our Exchange Act periodic reports.  Rather, our public disclosures of FFO have primarily been through our quarterly earnings press releases that we furnish under Item 2.02 of Form 8-K, together with (i) a reconciliation of FFO to net income, the GAAP measure that we believe to be the most directly comparable financial measure and (ii) disclosure of how we compute FFO and why we believe that the presentation of FFO provides information to investors regarding our financial condition and results of operations.  The Trust also includes FFO, together with the foregoing reconciliation and disclosure, in its quarterly Supplemental Investor Packages.

We believe NOI and same store NOI may be useful measures for evaluating the Trust’s operating performance of our real estate assets as well as those held by our unconsolidated equity investments. The Trust does report NOI by business segment.  We believe NOI is useful to investors as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from net income. NOI presented by us may not be comparable to NOI reported by other REITs that define NOI differently. We believe that in order to facilitate a clear understanding of our operating results, NOI should be examined in conjunction with net income as presented in our consolidated financial statements. NOI should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of our liquidity or ability to make distributions.

However, in preparing future filings of Exchange Act periodic reports, the Trust will include more detailed analysis of its FFO, NOI and, to the extent deemed material given the opportunistic nature of the Trust’s investment philosophy, same store NOI as part of our MD&A (coupled with the information required by, and presented in a manner consistent with, Item 10(e) of Regulation S-K).

7.
We note your disclosure page 38 that you expect that it is likely that your overall operating results at your existing properties will decline due primarily to the overall decline in occupancy. In future Exchange Act periodic reports, please revise the overview to more specifically discuss trends and uncertainties related to your business, including decreasing occupancy and rental rate trends. To the extent you have material lease expirations in the next year, please provide disclosure regarding the relationship of rents on expiring leases and market rates.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 12, 2011

Response:

In future filings, if we conclude that it is material to the respective period or would otherwise enhance investor understanding of our performance and our financial statements we will more specifically discuss trends and uncertainties related to the Trust’s business, including decreasing occupancy and rental rate trends. To the extent the Trust has material lease expirations in the next year we will disclose the relationship of rents on expiring leases to current market rates.

Liquidity and Capital Resources, page 40

8.
In future filings please provide more detailed disclosure regarding your sources of cash for the next year, including cash on hand, cash from operations, loan repayments/maturities, facility capacity, and new financings.

Response:

In future filings, we will provide more detailed disclosure regarding the Trust’s sources of cash for the next year, including cash on hand, cash from operations, loan repayments/maturities, facility capacity, and new financings.

Tenant Concentrations, page 52

9.
In future Exchange Act periodic reports, please identify the tenants which represent significant portions of your base rental revenues. Also, to the extent that the expiration of the leases to these tenants will have a material impact on your financial condition, please disclose the expiration date of these leases.

Response:

Although we currently disclose our major tenants in Item 2-Properties on pages 22-26, in future filings we will identify more clearly the tenant concentrations which represent significant portions of our base rental revenues and to the extent that the expiration of the leases of these tenants will have a material impact on our financial condition, we will disclose the expiration date of these leases.

Critical Accounting Policies and Estimates

Impairment

Operating properties, page 52

10.
Please expand your disclosure to include greater detail of what management considers when determining if there are indicators of impairment present. In addition, please disclose the major assumptions used in preparing an estimate of the undiscounted future cash flows and sensitivity of those assumptions. Further, please tell us if management considered the decreases in occupancy rates discussed on page 39 to be an indicator of impairment.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 12, 2011

Response:

The IRC reviews each of its long-lived assets used in operations for impairment following the end of each quarter and when there is an event or change in circumstances that indicates a potential decline in value, including the significant occupancy declines discussed on page 39.  An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds the fair value of the asset.  If such criteria are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.  The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.  Since cash flows on properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, our general policy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate, as was the case in 2009 with our Churchill, PA property, impairment loss may be recognized and such loss could be material.  If we determine that impairment has occurred, the affected assets will be reduced to their fair value.  In future filings we will expand disclosure related to our considerations surrounding impairment of our operating properties including, where relevant, significant assumptions and sensitivity of those assumptions pertaining to specific assets.

Financial Statements
General

11.	Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was unnecessary to provide Schedule IV for your investments in mortgage loans on real estate.

Response:

We believe that our disclosure in Footnote 5 Loans Receivable on page 81 substantially meets the disclosure requirements of Schedule IV under Rule 12-29 of Regulation S-X.  However, in light of your comment, we will provide Schedule IV in future annual Exchange Act filings.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 58

12.
Please tell us how you determined it was appropriate to record unrealized gain (loss) from equity investments within other comprehensive income. Within your response, please reference the authoritative accounting literature management relied upon.

Response:

The Trust accounts for its investment in Lex-Win Concord LLC as an equity investment as it has the ability to significantly influence but does not have a controlling interest.

Lex-Win Concord LLC has a portfolio of loan securities consisting of MBS and Rake Bonds which it accounts for as available for sale securities.  These securities are marked to fair value on a quarterly basis and any unrealized gains (losses) are recorded as a component of other comprehensive income.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 12, 2011

The Trust determined it was appropriate to record unrealized gain (loss) from its equity investment in Lex-Win Concord LLC within other comprehensive income in accordance with ASC 323-10-35-18 Equity Method and Joint Ventures.  In accordance with the guidance, the Trust records its proportionate share of the investee’s equity adjustments for comprehensive income items and displays these amounts in the statement of changes in equity.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies - Out of Period Adjustments, page 63

13.
We note your out of period adjustments. Please tell us how the Company determined these revisions were not material for each of the reporting periods effected. Within your response, please ensure that you address the quarterly reporting periods as well and the yearly reporting periods.

Response:

In the Trust’s evaluation of whether the out of period adjustments were material to the Trust’s financial statements, the Trust considered the quantitative and qualitative factors surrounding the error, as discussed in Staff Accounting Bulletin 99, Materiality (“SAB 99”).  The Trust evaluated the materiality of proposed corrections to the Trust financial statements using guidelines of Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  In addition, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, notes that materiality determinations are also based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

Financial Reporting Considerations:

Refer to Exhibit A for further detail.

Our out of period adjustment analysis is being provided to the staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such rules, we request that these materials be returned promptly following completion of the staff’s review thereof.  By separate letter, we request confidential treatment of these materials pursuant to the provisions of 17 CFR 200.8.

Lease Intangibles, page 66

14.
Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Within your response, please tell us how management determines the likelihood of the tenant exercising these below market renewal options.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 12, 2011

Response:

During 2010 the Trust acquired three commercial properties (two by foreclosure).  Each of these properties was less than 50% occupied.  In acquiring the properties and reviewing the leases in place at that time, only two leases were determined to be at below market rents.  Neither of these leases has fixed rate renewal options.

We are aware that leases with fixed rate renewal options that are below market rates have a high likelihood of renewal.  If this were prospectively to be the case we would consider such renewal periods in the determination of the fair value of the below market lease liability.

Form 10-Q for the quarter period ended March 31, 2011

Exhibits 31.1 and 31.2

15.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” from paragraph 4 and you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response:

In future filings we will revise the content of the certifications to comply with the Exchange Act Rules.

16.	Certification

The Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

•	The Trust may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 570-4636 if you have any additional questions.

Sincerely yours,

/s/ Thomas C. Staples
Thomas C. Staples
Chief Financial Officer

EXHIBIT A

In the Trust’s evaluation of whether the out of period adjustments were material to the Trust’s financial statements, the Trust considered the quantitative and qualitative factors surrounding the error, as discussed in Staff Accounting Bulletin 99, Materiality (“SAB 99”).  The Trust evaluated the materiality of proposed corrections to the Trust financial statements using guidelines of Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  In addition, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, notes that materiality determinations are also based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

As disclosed in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2010, there were two out of period adjustments recorded during 2010.  The first adjustment was identified and recorded during the quarter ended June 30, 2010 and related to an item which arose in the quarter ended December 31, 2009 for the allocation of fair value attributable to the building component of its Athens, Georgia property which was assessed for impairment in connection with its reclassification as held for sale and its presentation in discontinued operations.  As a result of this item, net loss was understated by approximately $700,000 for the quarter and year ended December 31, 2009.  The second adjustment was identified and recorded during the quarter ended December 31, 2010 and related to an item which arose in the quarter ended December 31, 2009 for the capitalization of certain legal costs. As a result of this item, net loss was understated by approximately $228,000 for the quarter and year ended December 31, 2009. The combined impact of the two items resulted in net loss being understated by approximately $928,000 for the quarter and year ended December 31, 2009, net income being understated by approximately $700,000 for the quarter ended June 30, 2010, net income being understated by $228,000 for the quarter ended December 31, 2010 and net income being understated by approximately $928,000 for the year ended December 31, 2010 as a result of the above errors.

[***]
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[***]	Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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EXHIBIT A

[***]
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[***]	Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

2

EXHIBIT A

As a result of its assessment, in each circumstance noted above, management believes the quantitative and qualitative impact of the adjustments, in both the periods they arose (quarterly and annual) and when they were corrected, to be immaterial. Ultimately, management has determined that it is not likely that a reasonable person would consider the out of period adjustments material given their assessment of quantitative and qualitative factors. Management has discussed the out of period adjustments described above with the Trust's audit committee and its SEC counsel who concurred with our conclusion.

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